SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BLUE CALYPSO, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

09531B203

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09531B203

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez; The Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 301,605
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 301,605
11	Aggregate amount beneficially owned by each reporting person 301,605
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.0%(1)
14	Type of reporting person (see instructions) IN

(1)	See Item 5 regarding calculation of the outstanding shares of the Issuer.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of September 23, 2013, as amended by Amendment No. 1 to Schedule 13D dated October 17, 2013; Amendment No. 2 to Schedule 13D dated September 8, 2013; Amendment No. 3 to Schedule 13D dated September 10, 2013; and Amendment No. 4 to Schedule 13D dated September 29, 2014 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 5 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 301,605 shares of Common Stock owned by the Reporting Person (including 1,358 shares held by the Chez Family Foundation). Based on the Issuer’s Form 8-K filed on July 2, 2015, as a result of the Company’s 50 to 1 reverse stock split reported in the Form 8-K, 5,013,333 shares of Common Stock were outstanding as of June 26, 2015 (and the Common Stock amounts reported in this Schedule 13D are on a post-split basis). Therefore, the 301,605 shares of Common Stock reported on this Schedule 13D represent approximately 6.0% of the Issuer’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the 60 days prior to the event necessitating the amendment to this Schedule 13D, the Reporting Person effected the following sales of the Company’s Common Stock, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Transactions by Reporting Person’s individual retirement account:

Date	Shares	Unit Cost
7/16/2015	18,100	$8.2311
7/17/2015	10,600	$8.3549
7/20/2015	4,760	$8.7076
7/21/2015	11,500	$8.7786

Transactions by Reporting Person’s foundation:

Date	Shares	Unit Cost
6/3/2015	100	$7.00
7/14/2015	10,000	$7.55

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 23, 2015

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez